

September 19, 2023

Lucas Lira
Chief Financial and Investor Relations Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

> **Re: Ambev S.A.**
> **Form 20-F for the Year Ended December 31, 2022**
> **File No. 1-36165**

Dear Lucas Lira:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 63

1. We note from your discussion of results of operations that general inflation was a cause of the increase in cost of sales in most regions and you specifically disclose a highly inflationary environment in Argentina. In future filings, please expand upon the principal factors contributing to your inflationary pressures, the actions planned or taken, if any, to mitigate the inflationary pressures, and quantify the resulting impact on your results of operations and financial condition.

Notes to the Financial Statements
General, page 197

2. We note from your earnings call transcripts that you discuss volume and performance of your products as grouped by brand categories such as core, premium, beyond beer, energy

and health & wellness brands. Please tell us what consideration you gave to disclosing disaggregated revenue for these categories. See guidance in paragraphs B87-89 of IFRS 15 and paragraph 32 of IFRS 8.

Note 5. Segment Reporting, page 227

3.   We note your disclosure in Note 5 includes several segment measures of profitability such as gross profit, income from operations, net income and EBITDA. Please tell us and revise to disclose the measure that is reported to the CODM for the purposes of making decisions about allocating resources to the segment and assessing its performance. Please note under paragraph 26 of IFRS 8, if the CODM uses more than one measure of an operating segment's profit or loss, the reported measure shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity's financial statements.

4.   We note that the reconciliation of segment assets and segment liabilities to consolidated assets and consolidated liabilities includes reconciling items title "non-segmented assets" and non-segmented liabilities." Please revise future filings to include disclosure of the nature of the assets and liabilities that are not allocated to the segments and therefore included in this reconciling line item. See guidance in paragraph 27 of IFRS 8.

5.   If revenue from external customers attributable to individual foreign countries, not already identified as a segment, please revise future filings to separately disclose those amounts. Also, non-current assets should be disclosed for your country of domicile as well as each individual foreign country in which those non-current assets are material. See paragraph 33 of IFRS 8.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3795 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing